

05044798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: January 31, 2007 | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51269 |

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 25 2005 BRANCH OF REGISTRATIONS AND

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTL Trading, Inc.

| OFFICIAL USE ONLY |
|---|
| 45993 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 E. Central Parkway, Suite 2060
(No. and Street)

| Altamonte Springs | FL | 32701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan C. Hinz, CFO (407) 741-5300
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED JAN 23 2006 THOMSON FINANCIAL

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

## OATH OR AFFIRMATION

I, Jonathan C. Hinz, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTL Trading, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC-STATE OF FLORIDA
Debra Denise Glenn
Commission #DD366781
Expires: NOV. 16, 2008
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public


Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INTL TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

# INTL TRADING, INC.

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
INTL Trading, Inc.

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the "Company") as of September 30, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 4, 2005

# INTL TRADING, INC.

## STATEMENT OF FINANCIAL CONDITION

**September 30, 2005**

**ASSETS**

| | |
|---|---|
| Cash | $ 174,377 |
| Cash and cash equivalents, deposited with clearing organization | 10,814,774 |
| Securities owned, at fair value | 36,214,406 |
| Receivable from clearing organization, net | 1,575,738 |
| Receivable from affiliated company | 227,754 |
| Deposit with clearing organization | 500,000 |
| Deferred income tax assets | 23,139 |
| Prepaid expenses and other assets | 45,676 |
| | $ 49,575,864 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable | $ 98,563 |
| Foreign currency sold, not yet purchased, at fair value | 864,830 |
| Securities sold, not yet purchased, at fair value | 35,825,393 |
| Accrued employee compensation | 530,385 |
| Accrued expenses | 107,603 |
| Subordinated loans from Parent | 3,000,000 |
| Income taxes payable to Parent | 695,403 |
| Payable to affiliated company | 79,739 |
| Other liabilities | 35,949 |
| Total liabilities | 41,237,865 |
| **Stockholder's equity** | |
| Common stock, $.01 par value, authorized 10,000 shares; issued and outstanding 1,000 shares | 10 |
| Additional paid-in capital | 5,379,671 |
| Retained earnings | 2,958,318 |
| Total stockholder's equity | 8,337,999 |
| Total liabilities and stockholder's equity | $ 49,575,864 |

*See accompanying notes to financial statements.*

## INTL TRADING, INC.

## NOTES TO FINANCIAL STATEMENTS

### 1. Nature of operations

INTL Trading, Inc. ("the Company" or "INTL Trading") is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly-owned subsidiary of International Assets Holding Corporation ("the Parent"). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts ("ADR's"). In January 2003 the Company began trading international bonds and fixed income securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company clears its securities transactions through Pershing LLC on a fully disclosed basis.

### 2. Summary of significant accounting policies

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash, cash deposits with clearing organization and foreign currency. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

*Foreign Currency*

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2005. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

*Financial Instruments*

As of September 30, 2005, the carrying value of the Company's financial instruments including cash, cash equivalents and cash deposits with clearing organization, receivables, accounts payable, accrued expenses and subordinated loan from Parent approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying value of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair value at September 30, 2005 as they are based on quoted market prices.

**2. Summary of significant accounting policies (continued)**

*Valuation of Securities*

Each listed security is valued at the last reported sale price on that day. Listed securities not traded on an exchange that day, and other securities, which are traded in the over-the-counter market, are valued at the market's current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in its functional currency on the exchange on which it is traded, which is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of the stock exchange in the country where the security is issued and traded.

*Revenue Recognition*

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Revenues are also derived from commissions earned on the sale of securities. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Interest income and expense are recorded on the accrual basis and dividend income and expense are recognized on the ex-dividend date.

*Income Taxes*

The Company files its Federal and state income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and state income taxes attributable to the income generated by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

**3. Commission revenue, net**

Commission revenues, net of $258,237 for the year ended September 30, 2005 were related to introducing broker fees that the Company received in connection with its wholesale debt trading activities.

| | |
|---|---|
| Wholesale commission revenue | $ 477,029 |
| Amounts paid to wholesale third party | (218,792) |
| | $ 258,237 |

### 4. Net capital requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company's net capital was approximately $4,521,000 which was approximately $3,521,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 1.56 to 1 and the percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) was 26%.

### 5. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

### 6. Income taxes

Income tax expense of $1,049,719 for the year ended September 30, 2005, represents Federal and state income taxes payable by the Parent's consolidated group and attributable to the income generated by the Company.

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 625,200 | $ 161,867 | $ 787,067 |
| State | 208,523 | 54,129 | 262,652 |
| | $ 833,723 | $ 215,996 | $ 1,049,719 |

## 6. Income taxes (continued)

Total income tax expense for the year ended September 30, 2005 differed from the amounts computed by applying the U.S. Federal Income tax rate of 34% to income before income taxes as a result of the following:

| | Amount | % of Pre-tax Income |
|---|---|---|
| Computed "expected" tax expense | $ 862,692 | 34.0 % |
| Increase in income tax expense resulting from: | | |
| State income taxes, net of Federal income tax benefit | 173,059 | 6.8 % |
| Meals and entertainment expenses not deductible for tax purposes | 13,968 | 0.6 % |
| | $ 1,049,719 | 41.4 % |

Deferred income taxes as of September 30, 2005 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to a deferred tax asset, which as of September 30, 2005 consisted of $23,139 for a security valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected, future taxable income and tax planning strategies in making this assessment. As of September 30, 2005, based upon the projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

## 7. Related party transactions

Aggregate costs related to personnel of $4,156,562 for the year ended September 30, 2005, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Company's Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities. Allocated costs related to the lease of these physical assets of $94,225, for the year ended September 30, 2005, were charged by the affiliated company.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

## 8. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at September 30, 2005 consist of trading and investment securities at fair value as follows:

| | Owned | Sold, not yet purchased |
|---|---|---|
| Common stock and American depository receipts | $ 2,630,988 | $ 4,155,632 |
| Foreign ordinary stock, paired with its respective American depository receipt | 28,708,227 | 28,918,901 |
| Corporate and municipal bonds | 3,871,620 | 254,916 |
| Foreign government obligations | 1,003,571 | 2,479,050 |
| Obligations of U.S. Government | | 16,894 |
| | $ 36,214,406 | $ 35,825,393 |

## 9. Investment in INTL Consilium Fund

INTL Trading invested $3,000,000 in July 2004 in the INTL Consilium Emerging Market Absolute Retum Fund (INTL Consilium Fund), a hedge fund managed by INTL Consilium, LLC (a related party). The fund primarily invests in emerging market debt securities. The Parent of the Company owns 50.1% of INTL Consilium, LLC through a joint venture agreement. INTL Trading sold its investment in INTL Consilium Fund to its parent in January 2005 for proceeds of $3,081,919, the approximate fair market value at the date of sale.

## 10. Dividend expense, net

Dividend expense, net for the year ended September 30, 2005 is as follows:

| | |
|---|---|
| Dividend income | $ 382,981 |
| Dividend expense | (471,998) |
| | $ (89,017) |

## 11. Receivable from clearing organization, net

At September 30, 2005, receivable from clearing organization consisted of the following:

| | | |
|---|---|---|
| Open transactions, net | $ | 1,699,955 |
| Clearing fees and related charges | | (124,217) |
| | $ | 1,575,738 |

## 12. Financial instruments with off-balance sheet risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2005 at fair values of the related securities (totaling $35,825,393). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2005.

## 13. Commitments and contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2005 are approximately as follows:

| **Year ending September 30,** | | |
|---|---|---|
| 2006 | $ | 296,600 |
| 2007 | | 86,600 |
| | $ | 383,200 |

Rent expense associated with operating leases amounted to approximately $325,000 for the year ended September 30, 2005.

In November 2002, INTL Trading entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing"). In January 2003, the Company began trading fixed income securities under this agreement. In April 2003, the Company began clearing its equity securities under this agreement. The agreement requires the Company to pay a termination fee if the Company terminates the agreement. The termination fee would be comprised of reasonable and documentable deconversion-related expenses. Effective December 1, 2005, the Company will terminate its agreement with Pershing and will begin clearing through Broadcourt, a division of Merrill Lynch, Pierce, Fenner & Smith, Inc.

### 13. Commitments and contingencies (continued)

The Company, together with its parent holding company, International Assets Holding Corporation ("IAHC"), and all other wholly-owned subsidiaries of IAHC, as co-borrowers, were granted a revolving credit facility by a commercial bank in September 2005 for working capital purposes. All the co-borrowers are jointly and severally liable for any outstanding balance on the credit facility. The total amount of the facility is $8,000,000, of which $4,000,000 is committed until March 31, 2007, and the remainder of the balance is uncommitted. At September 30, 2005 there was no outstanding balance on the credit facility.

### 14. Subordinated loans from parent

On January 31, 2003, the Company obtained a $500,000 subordinated loan from its Parent. This loan has a scheduled maturity date of February 28, 2006 and an interest rate of 3%. On May 10, 2004, the Company obtained a $2,500,000 additional subordinated loan from its Parent. This loan has a scheduled maturity date of June 30, 2006 and an interest rate of 3%. Interest expense related to the subordinated loans from Parent was $90,000 for the year ended September 30, 2005.

### 15. Employee benefit plan

Effective January 1, 2003, the Parent implemented a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") in which the Company participates. All employees are eligible to participate in the SIMPLE IRA upon the later of (a) the plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees may elect to contribute up to a maximum of $10,000 ($12,000 if over age 50) for 2005. The Company is required to provide an employer match of the employee's elective deferral on a dollar-for-dollar basis not to exceed the lesser of 3% of the employee's compensation or $10,000 for 2005 ($12,000 if over age 50). Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2005 the employer match was $113,170.